FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:    Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

AMVESCAP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited	24,604,019
HSBC Nominees Limited	2,927,260
Chase Nominees Limited	1,335,690
Bank of New York Nominees Limited	978,300
Northern Trust Nominees Limited	431,639
BNP Paribas Securities Services Nominees Limited	158,020
Bank of New York Nominees Limited A/C CDC IXIS	81,400
Credit Agricole Investor Services Limited	53,514
CM Investment Nominees Limited	10,590

5. Number of shares / amount of stock acquired

2,364,222 (since last notification)

6. Percentage of issued class

0.85%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 50p shares

10. Date of transaction

30 June, 2003

11. Date company informed

2 July, 2003

12. Total holding following this notification

30,580,432

13. Total percentage holding of issued class following this notification

11.01%

14. Any additional information

The above holding includings the following notifiable holding:

INVESCO Perpetual High Income Fund holds 10,491,000 shares (3.77%) registered in the name of Vidacos Nominees Limited.

15. Name of contact and telephone number for queries

Cheryl Cramer Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

2 July, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 2 July, 2003